Exhibit 99.1

ENVOY CAPITAL GROUP INC. ANNOUNCES
 THIRD QUARTER RESULTS FOR FISCAL 2011

TORONTO, ON – August 10, 2011 – Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today released its financial results for the third quarter of fiscal 2011.

For the quarter ended June 30, 2011, Envoy incurred a net loss of ($0.6) million or ($0.07) per fully diluted share compared with a net loss of ($1.4) million or ($0.18) per fully diluted share for the same quarter last year. Included in the results for the current quarter is a loss of (0.1) million related to discontinued operations, compared to income from discontinued operations of $0.3 million in the prior year period.  The per-share calculations are based on fully diluted, weighted average shares outstanding of approximately 8.0 million for both the current and prior year.

Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

About Envoy Capital Group Inc.

Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to

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Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Capital Group Inc.
Tel: (416) 593-1212

Or contact our investor relations department at:  info@envoy.to

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

As at:	June 30 2011	September 30 2010
Current assets	$10,125,170	$17,848,629
Long-term assets	1,419,947	1,720,924
	11,545,117	19,569,553
Current liabilities	899,236	2,630,749
Long-term liabilities	98,296	70,178
	997,532	2,700,927

Minority interest	-	7,242

Shareholders' equity	10,547,585	16,861,384

	$11,545,117	$19,569,553

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the nine months ended:	June 30 2011	June 30 2010

Net investment gains	$1,641,252	$197,710
Interest and dividend income	48,077	23,285
	1,689,329	220,995

Operating expenses:
Salaries and benefits	829,451	1,530,823
General and administrative	543,341	788,928
Occupancy costs	64,857	86,461
	1,437,649	2,406,212

Depreciation	15,847	23,063

Interest expense and financing costs	10,865	24,205

Restructuring expense	6,061,413	2,414,948

	7,525,774	4,868,428
Loss before income taxes, minority interest and discontinued operations	(5,836,445)	(4,647,433)

Income tax expense	-	-

Loss before minority interest and discontinued operations	(5,836,445)	(4,647,433)

Minority interest	(7,018)	(3,379)

Loss from continuing operations	(5,829,427)	(4,644,054)

(Loss) earnings from discontinued operations, net of income taxes	(484,372)	77,320

Net loss	(6,313,799)	(4,566,734)

Loss per share
Basic	$(0.79)	$(0.55)
Diluted	$(0.79)	$(0.55)

Weighted average number of common shares outstanding - basic	8,028,377	8,302,652
Weighted average number of common shares outstanding - diluted	8,028,377	8,302,652

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

Deficit, beginning of period	$(21,682,312)	$(17,539,820)

Net loss	(6,313,799)	(4,566,734)

Deficit, end of period	$(27,996,111)	$(22,106,554)

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	June 30 2011	June 30 2010

Net investment losses	$(260,665)	$(1,203,952)
Interest and dividend income	33,923	10,797
	(226,742)	(1,193,155)

Operating expenses:
Salaries and benefits	126,461	410,756
General and administrative	149,932	116,006
Occupancy costs	13,872	27,110
	290,265	553,872

Depreciation	1,215	7,168

Interest expense and financing costs	-	4,494
	291,480	565,534
Loss before income taxes, minority interest and discontinued operations	(518,222)	(1,758,689)

Income tax expense	-	-

Loss before minority interest and discontinued operations	(518,222)	(1,758,689)

Minority interest	-	(1,665)

Loss from continuing operations	(518,222)	(1,757,024)

(Loss) earnings from discontinued operations, net of income taxes	(77,282)	313,887

Net loss	(595,504)	(1,443,137)

Earnings (loss) per share
Basic	$(0.07)	$(0.18)
Diluted	$(0.07)	$(0.18)

Weighted average number of common shares outstanding - basic	8,028,377	8,028,377
Weighted average number of common shares outstanding - fully diluted	8,028,377	8,028,377

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

Deficit, beginning of period	$(27,400,607)	$(20,663,417)

Net loss	(595,504)	(1,443,137)

Deficit, end of period	$(27,996,111)	$(22,106,554)